[Letterhead of Wilson Sonsini Goodrich & Rosati, P.C.]

August 21, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    Tara Harki
Lynn Dicker

Re:	Microchip Technology Incorporated
Form 10-K for fiscal year ended March 31, 2013
Commission File No. 0-21184

Ladies and Gentlemen:

On behalf of Microchip Technology Incorporated (the "Company"), we are transmitting the Company's Memorandum of Response (the "Response Letter") to the comment of the Staff (the "Staff") of the Securities and Exchange Commission contained in the Staff's letter dated August 9, 2013 relating to the Company's Form 10-K for the fiscal year ended March 31, 2013.
If you should have any questions regarding the Company's Response Letter, please do not hesitate to contact the undersigned at (512) 338-5400.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ J. Robert Suffoletta
J. Robert Suffoletta, Esq.

Enclosure

MICROCHIP TECHNOLOGY INCORPORATED
MEMORANDUM OF RESPONSE TO SECURITIES AND EXCHANGE
COMMISSION COMMENT
AS SET FORTH IN THE STAFF’S LETTER DATED AUGUST 9, 2013

This memorandum sets forth the response of Microchip Technology Incorporated (the “Company”) to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated August 9, 2013 relating to the Company’s Form 10-K for fiscal year ended March 31, 2013.
This Memorandum is being filed via EDGAR. For convenience, the Company has incorporated the Staff’s comment in bold typeface before its response.
Form 10-K for the Fiscal-Year ended March 31, 2013
Notes to Consolidated Financial Statements, page F-7
1.We note from page 17 that you have inherited certain customer contracts from your SMSC acquisition that differ from your standard terms of sales. Please explain to us the terms of those “inherited” contracts and how you are recognizing revenue related to the sale of products under these contracts. Cite the accounting literature relied upon and how you are applying it in your situation. Refer to guidance Topic 605 of FASB Accounting Standards Codification and SAD Topic 13.
Microchip Response:
In response to the Staff’s comment, the Company advises the Staff that it recognizes revenue under the inherited contracts from SMSC under the same accounting principles used for the Company’s other contracts. These principles are described on pages F-7 and F-8 of the Form 10-K and in the “Critical Accounting Policies and Estimates” section of the MD&A.
Under the terms of the inherited SMSC contracts, customers may have more flexibility to cancel orders prior to product shipment, and greater flexibility in rescheduling delivery dates for orders that have not shipped. Specifically, under the Company’s typical terms of sale, a customer cannot cancel or reschedule the delivery date for orders within 30 days of the scheduled shipment date. However, the SMSC contracts may allow the customer to cancel or reschedule delivery dates up to the date of the initially scheduled shipment. This means that orders may ship later than originally anticipated, but does not impact the manner in which the Company recognizes revenue for the delivered products. In addition, certain of the inherited SMSC contracts expose the Company to greater liability than is typical of the Company’s standard contract. In particular, the inherited contracts may provide for greater indemnification rights in the event of intellectual property infringement and/or additional damages in the event of product failures. However, these terms do not impact the revenue recognition under such contracts, and the Company has evaluated and accounted for such contracts in accordance with ASC 460 and ASC 450. To date, claims under these inherited contracts have been immaterial and such contracts are in place with a small fraction of the Company’s customers.

General Matters

In addition, the Company acknowledges the following:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Microchip Technology Incorporated

By:	/s/ J. Eric Bjornholt
Title:	Vice President and Chief Financial Officer

August 21, 2013